

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 30, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Gregory Knapp
Chief Financial Officer
Empire District Electric Company
602 Joplin Street
Joplin, MO 64801

   Re: **Empire District Electric Company**
      Form 10-K for the year ended December 31, 2006
      Filed March 1, 2007
      File No. 1-3368

Dear Mr. Knapp:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expend our review to other portions of your documents. Please provide a written response to our comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Gregory Knapp
Empire District Electric Company
November 30, 2007
Page 2

<u>Dividends, page 55</u>

1. Please revise future disclosure within the notes to the financial statements to explain the circumstances when your Junior Subordinated Debentures 8-1/2% Series can restrict your ability to pay dividends. See 4-08(e) of Regulation S-X.

<u>Critical Accounting Policies, page 56</u>

2. We note that unrecognized investment gains and losses related to your pension benefits (and OPEB benefits as discussed in Note 1 on page 77) are recognized in expense over a 10-year period. Please clarify if this is how you determine market-related value of assets and explain how this complies with the 5 year requirement in paragraph 30 of Statement no. 87.

<u>Regulatory Assets and Liabilities, page 58</u>

3. You indicate that you *normally* recognize expenses and credits when incurred. Please explain any circumstances in which you had deferrals which were not incurred. We may have further comment.

<u>Consolidated Statements of Income, page 66</u>

4. Explain to us the charge that was taken related to the plant disallowance and how you calculated the amount recorded.

<u>Regulatory Assets and Liabilities and Deferred Items, page 88</u>

5. Please explain the nature of the regulatory liability for pension and other postretirement benefits and any interrelatedness of this item to the pension related regulatory assets. In this regard, we note the disclosure on page 98 that approximately $6 million was recorded as a regulatory pension liability in connection with the adoption of SFAS no. 158. Furthermore, we assume you made fair value pension adjustments related to the acquisition of Missouri Gas, if not, please explain.

<u>12. Commitments and Contingencies, page 110</u>

<u>Gas Segment, page 115</u>

6. Please revise your future disclosure to provide an estimate of future remediation costs related to your MGP Sites, or state that such an estimate cannot be made. See paragraph 10 of SFAS no. 5. Furthermore, please explain how the current rate structure addresses this issue. Also, please explain what consideration you gave to SAB Topic 2.A.7 regarding this issue as it relates to the purchase price allocation of Missouri Gas.

2

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or, Donna DiSilvio, Review Accountant, at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Branch Chief